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UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67923

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mentor Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 N. Westlake Boulevard Suite 204
(No. and Street)

Westlake Village (City) California (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Davis Blaine (805) 551-4150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Debasish Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Avenue (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Davis Blaine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mentor Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Davis Blaine
Signature

Principal
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)



Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Ventura

Subscribed and sworn to (or affirmed) before me on this

22 day of February, 2013, by
Date Month Year

(1) Davis Blaine,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

~~(and~~

(2) N/A,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)


SAMANTHA BUDY
COMM. #1974033
NOTARY PUBLIC - CALIFORNIA
VENTURA COUNTY
My Commission Exp. Apr. 01, 2016

Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: N/A Number of Pages: 1

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here



RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here





Dave Banerjee CPA, an Accountancy Corporation

INDEPENDENT ACCOUNTANT'S REPORT

Members
Mentor Securities, LLC
Westlake Village CA

Reports on the Financial Statements

We have audited the accompanying statement of financial condition of Mentor Securities, LLC ("Company") as of December 31, 2012 and the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes to the financial statements, pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Independent Accountant's Report

Members
Mentor Securities, LLC
Westlake Village, CA

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mentor Securities, LLC as of December 31, 2012 and the results of its operations, member's equity and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the Members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Dave Banerjee, CPA
Woodland Hills, California
February 20, 2013

MENTOR SECURITIES, LLC

Statement of Financial Condition
December 31, 2012

ASSETS		
Cash and cash equivalents [Note 1]	$	71,263
Other assets		785
Total assets	$	72,048
LIABILITIES AND MEMBERS' EQUITY		
Liabilites:		
Current liabilities		
Accounts payable	$	7,401
Accrued expenses	$	6,800
Total liabilities	$	14,201
Members' equity :		
Members' equity		60,896
Distribuition		(1,010,000)
Net Income		1,006,951
Total members' equity	$	57,847
Total liabilities and members' equity	$	72,048

The accompanying notes are an integral part of these financial statements

MENTOR SECURITIES, LLC

Statement of Income
For the year ended December 31, 2012

REVENUE		
Success fees	$	1,008,500
Retainer income		55,500
Total revenue	$	1,064,000
EXPENSES:		
Professional fees	$	43,761
Rent expense		1,800
Other operating expenses		4,688
Total expenses	$	50,249
NET INCOME BEFORE INCOME TAXES	$	1,013,751
LLC fees & CA annual minimum tax [Note 4]	$	6,800
NET INCOME	$	1,006,951

The accompanying notes are an integral part of these financial statements

MENTOR SECURITIES, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2012

	Member's Equity	Net Income	Contribution/ (Distribution)	Total Member's Equity
Beginning balance January 1, 2012	$ 9,791			$ 9,791
Additional Contributed Capital			51,105	51,105
Net Income		1,006,951		1,006,951
Member's distribution			(1,010,000)	(1,010,000)
Ending balance December 31, 2012	$ 9,791	$ 1,006,951	$ (958,895)	$ 57,847

The accompanying notes are an integral part of these financial statements

MENTOR SECURITIES, LLC
Statement of Cash Flows
For the year ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 1,006,951
Adjustments to reconcile net income to net cash provided/(used) by operating activities:	
(Increase) decrease in:	
Accounts Receivable	(785)
Increase (decrease) in:	
Accounts payable	5,391
Accrued expenses	6,000
Total adjustments	$ 10,606
Net cash provided in operating activities	$ 1,017,557
CASH FLOWS FROM INVESTING ACTIVITIES	
Distributions	(1,010,000)
Additional Paid-in Capital	51,105
Net cash used in investing activities	$ (958,895)
Increase in cash	$ 58,662
Cash - beginning of year	$ 12,601
Cash - end of period	$ 71,263

The accompanying notes are an integral part of these financial statements

Note 1: Organization

Mentor Securities, LLC (the "Company") was organized in the State of California on April 27, 2007. The Company is currently registered as a broker-dealer under Section 15(b) of The Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ["FINRA"] and the Security Investor Protection Corporation ["SIPC"].

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including private placements and merger and acquisitions.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, the Company maintains a special; account for the exclusive benefit of customers.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The company uses accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2012, the Company had the cash balance of $71,263.

Revenue Recognition

The company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, which means the Company has no further continuing obligations and collection is reasonably assured. Retainer fees that are not subject to refund are recognized when received subject to the terms of engagement.

Professional fees

At present the Company has a total of 2 registered representatives working as independent contractors and paid as professional services. As of December 31, 2012, the Company paid $23,330 in professional fees.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2012.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Note 3: Securities owned

As of the balance sheet date the company does not own any corporate stocks or debt instruments.

Note 4: Income taxes

The Company, with the consent of its members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like partnership, therefore in lieu of business income taxes for Federal and State income tax, all income or loss "flows through" to the member's individual income tax returns. However, provisions are made for the State of California's annual minimum tax and LLC fees that are reflected in these financial statements.

Note 5: Recently issued accounting standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

Note 5: Recently issued accounting standards (con't)

For the year ending December 31, 2012, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2012-12	Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2012-05	After December 15, 2012
2012-11	Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities	After January 01, 2013
2012-10	Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)	After December 15, 2013
2012-09	Compensation—Retirement Benefits—Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer's Participation in a Multiemployer Plan	After December 15, 2012
2012-08	Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment	After December 15, 2012

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities and deferred revenue.

The Company has either evaluated or is currently evaluating the implications, if any; of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: Net capital requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012 the company had net capital and net capital requirements of approximately $57,061 and $5,000 respectively. The Company's net capital ratio was 24.89% which is less than 15:1.

Note 8: Related party transactions

The Company shares office space with the entity related by common management. The Company pays rent to one of its members for this office space. During the year December 31, 2012 the Company paid $1,800 to its officer under this agreement.

Note 9: Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. Rental commitment for administrative services is a minimum of $150.00/month or $1,800/year.

Note 10: Subsequent Events

These financial statements were approved by management and available for issuance on February 20, 2013. Subsequent events have been evaluated through this date.

MENTOR SECURITIES CORPORATION

Statement of Net Capital
Schedule I
For the year ended December 31, 2012

	Focus 12/31/12	Audit 12/31/12	Change
Stockholder's equity, December 31, 2012	$ 57,847	$ 57,847	$ -
Subtract - Non allowable assets:			
Other asset	(785)	(785)	
Tentative net capital	$ 57,062	$ 57,062	-
Haircuts:			
NET CAPITAL	$ 57,062	$ 57,062	$ -
Minimum net capital	(5,000)	(5,000)	-
Excess net capital	$ 52,062	$ 52,062	$ -
Aggregate indebtedness	$ 14,201	$ 14,201	$ -
Ratio of aggregate indebtedness to net capital	24.89%	24.89%	

There was no difference noted between the Focus repor ans audit.

The accompanying notes are an integral part of these financial statements

MENTOR SECURITIES, LLC
December 31, 2012

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.



INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Members
Mentor Securities, LLC
Westlake Village, CA

In planning and performing our audit of the financial statements of Mentor Securities, LLC for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of such practices and procedures followed by Mentor Securities, LLC including test of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2) (i) of Rule 15c3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period. The scope of our engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the information and use of the Members, The Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Dave Banerjee, CPA
Woodland Hills, California
February 20, 2012



Dave Banerjee CPA, an Accountancy Corporation

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION.

Members
Mentor Securities, LLC
Westlake Village CA

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Mentor Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mentor Securities, LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mentor Securities, LLC management is responsible for Mentor Securities, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2012, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Dave Banerjee, CPA
Woodland Hills, California
February 20, 2013

Member AICPA, PCAOB. 6301 Owensmouth Ave, Woodland Hills, CA 91367. 818.657.0288 www.DaveBanerjee.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067923 FINRA DEC
MENTOR SECURITIES LLC 19*19
200 N WESTLAKE BLVD STE 204
WESTLAKE VILLAGE CA 91362-7061

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Davis R. Blaine 818-991-415

2. A. General Assessment (item 2e from page 2) $ 2,660.00

B. Less payment made with SIPC-6 filed (exclude interest) (______)

______
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,660.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,660.00

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mentor Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of 2, 20 13.

Chairman
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,064,000.–
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 1,064,000.–
2e. General Assessment @ .0025	$ 2,660.00 (to page 1, line 2.A.)